Exhibit 99.(a)(1)(d)
Press Release Regarding Distribution and Tender Offer
Press Release Heading:

Phillips Edison & Company Reinstates Monthly Distribution and Intends to Launch a Tender Offer to Repurchase up to 4.5 Million Shares of Common Stock

Company intends to repurchase up to 4.5 million shares of common stock at $5.75 per share

Press Release Quotes:

Phillips Edison & Company, Inc. [...] intends to launch a voluntary tender offer to repurchase up to 4.5 million shares of common stock at $5.75 per share during the fourth quarter of 2020.

Management Commentary

“With that in mind, our Board of Directors has declared a distribution for December 2020 at $0.34 per share annualized and will evaluate distributions on a monthly basis thereafter. Additionally, we intend to launch a tender offer aimed at providing an option to our stockholders that require immediate liquidity.”

Tender Offer

PECO intends to commence a voluntary fixed price tender offer on November 10, 2020 (the “Tender Offer”) for up to 4.5 million shares, or approximately $26 million, of its outstanding common stock at $5.75 per share.

This price is 34% lower than the Company’s current EVPS of $8.75, reflecting, among other factors, the Board of Directors’ acknowledgment that the share prices of the Company’s publicly-traded shopping center REIT peers have declined significantly below their respective estimated net asset values, primarily as a result of the ongoing market uncertainty caused by the COVID-19 pandemic. As of October 30, 2020, the publicly traded equity of these peers was trading at an average discount to net asset value of 41%, and a median discount to net asset value of 39%, according to S&P Global Market Intelligence. Similarly, PECO’s shares of common stock have traded at a significant discount to its current EVPS in secondary market transactions reported by third parties. For example, during the six-month period ended October 31, 2020, approximately 67,000 shares were sold through a secondary market maker at an average price per share of $5.27. However, given the current economic climate, market prices are highly volatile as seen by market dynamics this week related to the timing of a potential vaccine for COVID-19. Accordingly, while the Board has approved the Tender Offer, the Board makes no recommendation to stockholders as to whether to tender or refrain from tendering their shares.

If more than 4.5 million shares are properly tendered and not properly withdrawn, PECO will purchase the shares on a pro rata basis. In that case, shares that are not purchased will be returned to stockholders.

The Tender Offer will expire at 5:00 p.m. Eastern time on December 15, 2020, unless extended or withdrawn by PECO. The Tender Offer will not be conditional upon any minimum number of shares being tendered. The Tender Offer will, however, be subject to other conditions, and PECO will reserve the right, subject to applicable laws, to withdraw or amend the Tender Offer if, at any time prior to the payment of deposited shares, certain events occur.

This Tender Offer has not yet commenced. This press release is not a recommendation, an offer to purchase, or a solicitation of an offer to sell shares of the Company. The Company expects to file with the Securities and Exchange Commission (“SEC”) a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, a related letter of transmittal, and other related documents (the “Tender Offer Documents”).

Notice of the Tender Offer will be sent by mail to all stockholders and OP Unit holders. Equity holders may obtain full copies of the Tender Offer Documents from the Company, without charge, by contacting the Information Agent for the Tender Offer, Georgeson LLC, at 866-296-5716. The Tender Offer Documents will also be available at www.phillipsedison.com/investors, or on the SEC’s website at www.sec.gov. Equity holders should read these documents and related exhibits, as the documents contain important information about the Company’s Tender Offer.

Exhibit 99.(a)(1)(d)

Questions regarding the Tender Offer can be directed to the Company’s Information Agent for the Tender Offer, Georgeson LLC, at 866-296-5716.

The PECO Board of Directors intends to consider periodic tender offers going forward, with pricing and terms subject to market conditions.

Important Information

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any securities of the Company. The Tender Offer will be made only pursuant to an offer to purchase, letter of transmittal, and related materials that the Company intends to distribute to its stockholders and OP Unit holders and file with the SEC. The full details of the expected Tender Offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal, and other related materials, which the Company will file with the SEC upon commencement of the expected tender offer. If the Tender Offer is commenced as expected, stockholders and OP Unit holders are urged to carefully read the offer to purchase, the letter of transmittal, and other related materials when they become available, as they will contain important information, including the terms and conditions of the Tender Offer. If the Tender Offer is commenced as expected, stockholders will be able to obtain free copies of the offer to purchase, the letter of transmittal, and other related materials that the Company files with the SEC on the Company's website at www.phillipsedison.com/investors and the SEC’s website at www.sec.gov or by calling Georgeson LLC, at 866-296-5716.